UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Richfield Oil & Gas Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

763358 30 6

(CUSIP Number)

J. David Gowdy, 175 S. Main Street, Suite 1210, Salt Lake City, UT 84111

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

September 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 763358 30 6
1	Names of Reporting Persons. J. David Gowdy I.R.S. IDENTIFICATION Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
	7	Sole Voting Power 675,249
Number of Shares Beneficially Owned by	8	Shared Voting Power 1,045,854
Each Reporting Person With	9	Sole Dispositive Power 675,249
	10	Shared Dispositive Power 1,045,854
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,992,954
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.93%
14	Type of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer

Item 1 of the initial Schedule 13D is hereby amended by replacing it with the following:

Common stock, par value $0.001, subject to a 10-to-1 reverse split effective October 25, 2012.

Item 5. Interest in Securities of the Issuer

Item 5 of the initial Schedule 13D is hereby amended by replacing it with the following:

The aggregate number of shares held by the reporting person is 1,992,954 (post split), which is 6.93% of issued and outstanding shares of the issuer as of December 1, 2012.

Date	Nature of Transaction	Number of Shares	Price per Share
03/14/12	Disposition by sale	342,500	$0.25
03/14/12	Disposition by gift	50,000	--
03/30/12	Disposition by sale	200,000	$0.25
04/03/12	Disposition by gift	24,000	--
04/09/12	Disposition by sale	120,000	$0.20
05/07/12	Disposition by sale	200,000	$0.25
05/22/12	Disposition by sale	323,000	$0.25
05/30/12	Disposition by sale	187,500	$0.16
06/19/12	Disposition by sale	115,000	$0.225
06/22/12	Disposition by sale	250,000	$0.25
06/28/12	Disposition by gift	500,000	--
08/02/12	Disposition by gift(1)	850,000	--
08/02/12	Acquisition by gift(1)	850,000	--
08/02/12	Disposition by sale	50,000	$0.20
08/02/12	Disposition by sale	160,000	$0.25
08/02/12	Disposition by gift	174,000	--
09/20/12	Disposition by sale	325,000	$0.25
09/20/12	Disposition by sale	222,225	$0.225
10/31/12	Disposition by gift	70,000 (post-split)	--
10/31/12	Disposition by sale	500 (post-split)	$2.00
10/31/12	Disposition by sale	7,500 (post-split)	$2.50
11/29/12	Disposition by sale	15,000 (post-split)	$2.50
11/29/12	Disposition by sale	29,000 (post-split)	$2.50

(1)	These shares were transferred from the Mountain Home Petroleum Trust, of which the reporting person is a trustee, to the reporting person.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the initial Schedule 13D is hereby amended by replacing it with the following:

The reporting person is a trustee of the Mountain Home Petroleum Trust, which was established by Douglas C. Hewitt, Sr. While the trust is revocable and Mr. Hewitt could revoke it or replace the trustee at will, the reporting person has joint voting and dispositive power over the shares held in the trust with the other trustee(s).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2012	/S/: J. David Gowdy
Date	J. David Gowdy

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